02048567

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Act of 1934

For the month of July, 2002

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile ("the Bank") with the Chilean Superintendency of Banks and Financial Institutions informing the acquisition of 100% of Baned Servicios Especializados S.A. and the establishment of said Corporation as a new Subsidiary of the Bank.

Santiago, June 28, 2002
G.G. N°599

Mr. Enrique Marshall Rivera
Superintendent of Banks
And Financial Institutions

Mr. Superintendent:

According to articles 9 and 10 of the Securities Law N° 18.045 and chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions (the "Superintendency"), I inform as essential fact that Banco de Chile (the "Bank"), together with Banchile Asesoria Financiera S.A., acquired 100% of the capital shares of Baned Servicios Especializados S.A. ("Baned"), which is a privately held corporation. The acquisition was recorded in public deeds dated June 27, 2002, granted before Mr. Rene Benavente, a public notary of Santiago.

In conformity with your letter of authorization dated May 3, 2002, Baned, as a subsidiary of the Bank, will have as objective the judicial and extra-judicial collection of loans on behalf of the Bank or third parties.

In order to adjust the by laws of Baned to the aforementioned objective and to change its name to Socofin S.A., the Bank and Banchile Asesoria Financiera S.A., as holders of 100% of Baned's shares, agreed to call an Extraordinary Shareholders Meeting to be held on July 4, 2002.

Sincerely yours,

Pablo Granifo Lavín
General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2002

Banco de Chile

By: Hernan Donoso
Vice-President